February 6, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (408) 943-4730

Brad W. Buss
Chief Financial Officer, Executive Vice President,
    Finance and Administration
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

**Re: Cypress Semiconductor Corporation
        Definitive 14A
        Filed March 30, 2007
        File No. 001-10079**

Dear Mr. Buss:

        We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

        Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

                                        Sincerely,

                                        Perry J. Hindin
                                        Special Counsel